UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
MAY 28, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Agenus Inc.

File No. 000-29089 - CF# 29762

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Agenus Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 10, 2013.

Based on representations by Agenus Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.1	through April 15, 2015
Exhibit 4.4	through April 15, 2015
Exhibit 10.1	through April 15, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Lilyanna L. Peyser
Special Counsel